EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$1,128	$1,103	$1,023	$1,007	$979
Fixed charges	386	385	384	384	385
Total earnings available for fixed charges	$1,514	$1,488	$1,407	$1,391	$1,364

Fixed Charges and Preferred Stock Dividends:
Interest expense	$381	$380	$379	$379	$379
Estimated interest portion of rentals
charged to expense	5	5	5	5	6
Total fixed charges	386	385	384	384	385
Preferred stock dividends (1)	—	—	—	—	2
Total fixed charges and preferred stock dividends	$386	$385	$384	$384	$387

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	3.9x	3.9x	3.7x	3.6x	3.5x

(1)    Represents actual preferred stock dividends grossed up for income taxes.